Exhibit #77D
For   Strategist Income Fund, Inc.

At Board of Directors meeting held on November 10, 1999, the following investment policy was eliminated:

Under normal market conditions, the Fund does not intend to commit more than 5% of its total assets to when-issued securities or forward commitments.